December 27, 2011

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:      Strayer Education, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 22, 2011
File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 16, 2011. For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s response thereto.

Management’s Discussion and Analysis, page 46

1.
We note disclosure in your Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011, reflecting a decline in new student enrollments, and in the quarter ended September 30, 2011 reflecting a decline in both new student enrollments and continuing student enrollment. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation SK.

In future filings the Company will provide a more detailed discussion of enrollment figures.  However, it should be noted that we are unable to determine whether the recent decline in enrollment is in fact a trend and something that will continue.  Furthermore, we cannot predict future enrollments.   Nevertheless, in future filings Strayer will discuss factors that it believes to contribute to recent enrollment levels.

Strayer’s future filings will also include a more robust discussion of the effect of various levels of enrollment on our results of operations.

Pursuant to your comment letter, on behalf of Strayer, we hereby acknowledge that:

•	Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at 703 247-2514.  Thank you.

Very truly yours,

Mark C. Brown
Executive Vice President and
Chief Financial Officer